FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

On 6 December 2012, Jeff Pott, a person discharging managerial responsibility, exercised options over 35,264 AstraZeneca American Depositary Shares (ADSs) as follows:

16,933 ADSs at an option price of $37.76 per ADS.
9,351 ADSs at an option price of $40.35 per ADS.
8,980 ADSs at an option price of $46.63 per ADS.

One ADS equals one ordinary share.

Following these exercises, Mr Pott sold 32,940 of the ADSs so acquired at a price of $48.03 per ADS.

A C N Kemp
Company Secretary
7 December 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 December 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary